SEABOARD CORPORATION



July 19, 2011


Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549


RE:  Seaboard Corporation
     Form 10-K
     Filed March 9, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed March 15, 2011
     Form 10-Q
     Filed May 6, 2011
     File No. 001-03390


Dear Mr. Dobbie:

Seaboard Corporation (the "Company") is providing supplemental information to the Staff to assist the Staff in its review of the Company's Response to the SEC's Comments on the above-referenced filings. This supplemental information is confidential, and in accordance with Exchange Act Rule 12b-4, the Company requests that you return this information to the Company when you are finished with your review of it. The return of such information is consistent with the protection of investors and the provisions of the Freedom of Information Act (5 U.S.C. 552).

Very truly yours,

SEABOARD CORPORATION

/s/ David M. Becker

David M. Becker
Senior Vice President and General Counsel

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